UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha, China

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement

Joint Venture Agreement

On October 29, 2019, Urban Tea, Inc. (“MYT” or the “Company”) entered into a joint venture agreement (the “JV Agreement”) with T&O Management Group LLC, a New York State corporation (“OTTA”). Pursuant to the Agreement, the Company and OTTA formed Urban Tea Management Inc. under the laws of the State of New York (the “Joint Venture”).

Pursuant to the terms of the JV Agreement, the Joint Venture will be directed, controlled and managed by a management committee (the “Management Committee” or the “Board”) formed by both OTTA and the Company. The Management Committee will consist of five members, among which three members will be assigned by MYT and two members will be assigned by OTTA.

The total investment of funds in the Joint Venture will be $300,000, and the first round of investment will be $150,000, 70% of which will be funded by the Company and 30% by OTTA. Both parties further agree that the Company will obtain 51% of the total ownership of the Joint Venture, and OTTA will obtain the remaining 49%.

The foregoing description of the JV Agreement does not purport to be complete and is qualified in its entirety by reference to the JV Agreement filed hereto as Exhibit 99.1.

Shareholder Agreement

In connection with the JV Agreement, the Company and OTTA, being the only two shareholders of the Joint Venture (each, a “Shareholder”, collectively, “Shareholders”), entered into a shareholder agreement (the “Shareholder Agreement”) on October 29, 2019. Pursuant to the Shareholder Agreement, the Shareholders elected 5 members to serve on the Management Committee, of whom three were assigned by the Company and two were assigned by OTTA.

The Joint Venture is authorized to issue 200 shares having no par value. The Company holds 102 shares of the Joint Venture, representing 51% of the ownership, while OTTA holds 98 shares of the Joint Venture, representing 49% of the ownership. Pursuant to the Shareholder Agreement, MYT will be responsible for providing technology services and the overall operation planning of the Joint Venture in the United States. OTTA will be responsible for applying for the business license, trademark registration, and any other necessary legal documents for the establishment of Joint Venture.

The foregoing description of the Shareholder Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholder Agreement filed hereto as Exhibit 99.2.

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Joint Venture Agreement dated October 29, 2019 between the Company and T&O Management Group LLC
99.2	Shareholder Agreement dated October 29, 2019 between the Company and T&O Management Group LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN TEA, INC.

Date: November 8, 2019	By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer

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